Mail Stop 6010

      October 28, 2005

Ms. Paulita M. LaPlante
President and Chief Executive Officer
Optical Sensors Incorporated
7615 Golden Triangle Drive, Suite C
Technology Park V
Minneapolis, MN 55344-3733

      Re:	Optical Sensors Incorporated
Form 10-KSB for the Year Ended December 31, 2004
Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30,
2005
		File No. 000-27600

Dear Ms. LaPlante:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Note 4. Purchase of Non-invasive Cardiac Output (NICO) Technology, page 38

1. In your critical accounting policy and estimates section on page
16, specifically purchased in-process research and development expense (IPR&D), you state that you acquire technology from others and in those cases where the technology/projects have not received regulatory approval and have no alternative future use you record these projects as IPR&D. We note that in 2004 you acquired the Sterorra device and reflected such technology as IPR&D expenditures.
If in the future you acquire significant technology which is reflected in your statements of operations as IPR&D, provide in future filings the following disclosures in the notes to your financial statements:

* Disclose the appraisal method used to value IPR&D costs acquired;
* Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project`s cash flows and period in which material net cash inflows from significant projects are expected to commence;
* Describe each significant IPR&D project acquired; and
* Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

Additionally, in your MD&A in subsequent filings, provide a detail discussion of the status of your efforts for completion of the R&D project(s) and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted
(or will impact) expected return on investment, future results, and financial condition.



Form 10-QSB for the Quarter Ended June 30, 2005

Item 2. Management`s Discussion and Analysis, page 12

-Overview, page 12
2. In future filings, starting with your next Form 10-QSB, discuss in detail the status of your efforts in completing the AcQtrac ICG including the anticipated completion date and the date you will begin benefiting from the technology. Your discussion should include the total future expenditures for such requirements as enhancements and marketing of the AcQtrac until the commercial launch of the product.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3327 if you have questions. In this regard, do not hesitate to call Martin James, the Senior Assistant Chief
Accountant,
at (202) 551-3671.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Ms. Paulita M. LaPlante
Optical Sensors Incorporated
October 28, 2005
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